Exhibit 99.4
FORM OF LETTER
EUROSEAS LTD.

Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Stockholders of Euroseas Ltd.
August        , 2015
To Our Clients:
Enclosed for your consideration are a prospectus, dated August 11, 2015 (the "Prospectus"), and the "Instructions as to the Use of Euroseas Ltd. Rights Certificates" relating to the offering (the "Rights Offering") by Euroseas Ltd. ("Euroseas") of shares of its common stock, par value $0.03 per share (the "Common Stock") pursuant to non-transferable subscription rights (the "Subscription Rights") distributed to all holders of record of the Common Stock at 5:00 p.m., New York City time, on August 14, 2015 (the "Record Date"). The Subscription Rights and Common Stock are described in the Prospectus.
In the Rights Offering, Euroseas is offering up to approximately $20,000,000 aggregate principal amount of Common Stock, as described in the Prospectus, at a subscription price of $              per share (the "Subscription Price").
The Subscription Rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on September 15, 2015, unless extended (the "Expiration Time"). The Subscription Rights will cease to have any value at the Expiration Time.
As described in the accompanying Prospectus, you are entitled to            Subscription Right(s) for each               share(s) of Common Stock owned at 5:00 p.m., Eastern Time, on the Record Date, evidenced by a non-transferable subscription rights certificate (the "Rights Certificate"). Each Subscription Right entitles you to purchase                   shares of Common Stock at the Subscription Price (the "Basic Subscription Right"). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern Time, on the Record Date, you would receive             Subscription Rights and would have the right to purchase             shares of Common Stock for the Subscription Price (or a total payment of $               ). If you exercise your Basic Subscription Rights in full, subject to the allocation described below and the limitations described in the Prospectus, you will be entitled to an oversubscription privilege to purchase additional shares of Common Stock that have not been purchased by other stockholders pursuant to their Basic Subscription Rights, at the Subscription Price (the "Oversubscription Privilege").
If an insufficient number of shares are available to fully satisfy all Oversubscription Privilege requests, then Euroseas will allocate the available shares pro rata among the stockholders exercising the Oversubscription Privilege in proportion to the number of shares of Common Stock each of those stockholders owned on the Record Date, relative to the number of shares owned on such date by all stockholders exercising the Oversubscription Privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares than the stockholder subscribed for pursuant to the exercise of the Oversubscription Privilege, then such stockholder will be allocated only that number of shares for which the stockholder oversubscribed, and the remaining shares will be allocated among all other stockholders exercising the Oversubscription Privilege on the same pro rata basis described above. The proration process will be repeated until all shares have been allocated.
You will be required to submit payment in full for all the shares you wish to buy with your Oversubscription Privilege. Because we will not know how many shares will be available for the Oversubscription Privilege prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Oversubscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no stockholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Right and Oversubscription Privilege.

Euroseas will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Rights and the Oversubscription Privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.
Euroseas can provide no assurances that each you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Oversubscription Privilege in full at the expiration of the Rights Offering. Euroseas will not be able to satisfy your exercise of the Oversubscription Privilege if all of its stockholders exercise their Basic Subscription Rights in full, and will only honor an Oversubscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Right.
•	To the extent the aggregate Subscription Price of the maximum number of shares available to you pursuant to the Oversubscription Privilege is less than the amount you actually paid in connection with the exercise of the Oversubscription Privilege, you will be allocated only the number of shares available to you as soon as practicable after the Expiration Time, and your excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.
•	To the extent the amount you actually paid in connection with the exercise of the Oversubscription Privilege is less than the aggregate Subscription Price of the maximum number of shares available to you pursuant to the Oversubscription Privilege, you will be allocated the number of shares for which you actually paid in connection with the Oversubscription Privilege.
The Subscription Rights evidenced by the Rights Certificate will cease to have any value at the Expiration Time.
THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.
Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the document carefully before instructing us to exercise your Subscription Rights.
If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.
Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City time, at the Expiration Time. Once you have exercised the Basic Subscription Rights or the Oversubscription Privilege, such exercise may not be revoked.
Additional copies of the enclosed materials may be obtained from D.F. King & Co., Inc., a division of American Stock Transfer & Trust Company, LLC, the Information Agent. The Information Agent's telephone number is (877) 478-5044. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.
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